FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2016

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 13 October, 2016

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 13 October 2016
3rd Quarter Results

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2016

CONTINUED COMPETITIVE GROWTH IN CHALLENGING MARKETS

Nine months highlights
●
Underlying sales growth 4.2%, ahead of our markets, with price up 2.8% and volume up 1.3%
●
Emerging markets underlying sales growth 7.2% with price up 5.5% and volume up 1.6%
●
Sales increased by 4.7% at constant exchange rates while turnover, which is at current rates, declined 1.8%

Third quarter highlights
●
Underlying sales growth 3.2% with price up 3.6% and volume down (0.4)% against a strong quarter last year
●
Sales increased by 3.4% at constant exchange rates while turnover, which is at current rates, declined 0.1%

Paul Polman: Chief Executive Officer statement

“Our business continues to demonstrate its resilience by growing competitively and consistently in tough market conditions. Underlying sales growth of 4.2% in the first nine months, including over 7% in emerging countries, was ahead of our markets across all four categories. This was driven by strong innovations in support of our category strategies. During the third quarter, we have made further progress in reshaping our portfolio, adding businesses in fast-growing segments with the acquisitions of Dollar Shave Club, Blueair and Seventh Generation.

With markets remaining soft and volatile, we have continued to transform our business at an accelerated pace. We are progressing well with the fast implementation of our change programmes: net revenue management, zero based budgeting and ‘Connected 4 Growth’, making our organisation more agile and responsive to market needs. These actions keep us on track for another year of volume growth ahead of our markets, steady improvement in core operating margin and strong cash flow.”

13 October 2016

THIRD QUARTER OPERATIONAL REVIEW: CATEGORIES

	Third Quarter 2016				Nine Months 2016
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	13.4	3.2	(0.4)	3.6	39.7	4.2	1.3	2.8
Personal Care	5.2	3.1	(0.2)	3.3	15.0	4.8	2.3	2.5
Foods	2.9	1.7	(1.4)	3.2	9.1	2.1	(0.8)	3.0
Home Care	2.5	3.9	(1.2)	5.1	7.5	5.6	1.5	4.0
Refreshment	2.8	4.5	1.3	3.2	8.1	4.2	1.9	2.3

Our markets: Consumer demand remained weak and in the markets in which we operate volumes have slowed further and are flat in aggregate. This is particularly the case in Latin America where currency devaluation has pushed up the cost of living of our consumers, squeezing disposable incomes.

Unilever overall performance: Underlying sales grew 3.2% in the third quarter against a strong comparator last year and a deterioration of trading conditions in a number of countries. Underlying sales growth in emerging markets was 5.6% whilst in developed markets it was flat. Due to a negative currency impact in the quarter of (3.4)% turnover was virtually stable at €13.4 billion.

Personal Care
Personal Care continued to grow the core of our brands through innovations while extending into more premium segments. The slower growth in the third quarter reflects intense competition in many of our markets as well as the effect of a strong comparator last year. Deodorants performed well driven by Rexona Antibacterial with 10x more odour protection which is now in 40 countries and by the continued success of dry sprays in North America. In hair, growth was driven by the successful Sunsilk re-launch and by the TRESemmé Beauty-Full Volume range with unique reverse conditioning system. In skin care, Simple demonstrated good growth driven by innovations in the naturals segment.

Foods
Foods sustained its return to growth with good performances in savoury, led by cooking products in emerging markets, and dressings, driven by the squeezy packs with proprietary easy-out technology and organic variants. Knorr and Hellmann’s have successfully been updating their ranges with new packaging highlighting the naturalness of their ingredients. Hellmann’s has also broadened its offering with hot and barbecue sauces. In spreads, the rate of decline has slowed in North America but continued in Europe as a result of the market contraction.

Home Care
Growth in Home Care was driven by innovations in the higher margin segments and the successful roll-out of Omo with enhanced formulation and improved cleaning technology which has reached 27 countries. We launched the new Surf handwash powder with water-saving technology in South Africa. Fabric conditioners continued to perform well supported by new variants of Comfort Intense with double-encapsulated fragrance technology that delivers long-lasting freshness. In household care, growth was driven by the successful Cif Power and Shine sprays and the roll-out of Domestos toilet blocks in Europe. In India, we introduced a new Vim bar which allows for better and faster degreasing of the five toughest stains.

Refreshment
Ice cream had another strong season helped as last year by good European weather and strong innovations behind our premium brands. These included the new Magnum Double range, the Ben & Jerry’s ‘Wich sandwich and dairy free range, as well as new variants of Talenti, the premium gelato brand which has grown 60% since acquisition two years ago. In leaf tea, we are continuing to build our presence in more premium segments with good growth from T2, green and specialty teas. We are also introducing Pure Leaf, already well-established in ready-to-drink tea, as a premium brand in our leaf tea portfolio in the United States.

THIRD QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2016				Nine Months 2016
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	13.4	3.2	(0.4)	3.6	39.7	4.2	1.3	2.8
Asia/AMET/RUB	5.6	3.9	0.6	3.3	16.9	5.0	2.9	2.0
The Americas	4.4	5.8	(2.0)	8.0	12.7	6.9	(0.6)	7.5
Europe	3.4	(1.1)	-	(1.1)	10.1	(0.3)	1.2	(1.5)

	Third Quarter 2016				Nine Months 2016
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Developed markets	5.8	-	0.4	(0.4)	17.1	0.2	0.9	(0.8)
Emerging markets	7.6	5.6	(0.9)	6.6	22.6	7.2	1.6	5.5
North America	2.3	2.1	0.9	1.2	6.8	1.2	0.7	0.5
Latin America	2.1	9.7	(5.0)	15.5	5.9	12.9	(2.0)	15.3

Asia/AMET/RUB
Growth in the quarter slowed reflecting weaker market growth. In India, prices in skin cleansing increased in response to rising commodity costs, dampening consumer demand for the category in the quarter. The Philippines demonstrated another quarter of double-digit growth while Turkey and South Africa delivered price-led growth. Sales in China were slightly down due to intense price competition from local brands in laundry and some destocking related to the continued rapid channel shift to e-commerce.

The Americas
In North America growth improved further supported by strong innovations in deodorants, dressings and ice cream. Hair performed well in a highly competitive environment while the rate of decline in spreads has slowed. Latin America delivered another quarter of growth ahead of our markets despite a tough comparator. This has been driven by pricing to recover higher input costs in local currencies. Volumes declined as consumers reacted to the impact of the harsh economic environment.

Europe
Our markets in Europe remained challenging with subdued volume growth and continued price deflation in many countries. Ice cream performed strongly against an outstanding season in the prior year but high promotional intensity adversely impacted our Home Care and Personal Care performances and the contraction of the margarine market weighed on our Foods growth, most notably in the United Kingdom and France. We continued to see good momentum in Central and Eastern Europe, the Netherlands and Spain.

BRAZIL TAX LITIGATION

In common with many other businesses operating in Brazil, Unilever has a number of open legal proceedings related to indirect taxes. Where it is probable that an outflow of economic benefit will be required, a provision is recognised in the Group balance sheet, as noted on page 129 of our 2015 Annual Report and Accounts. Where an outflow of economic benefits is possible but not probable, no provision is recorded and the matters are disclosed as contingent liabilities, as noted on pages 130 and 131 of our 2015 Annual Report and Accounts. Within our estimated total contingent liabilities there is a risk adjusted amount in respect of a claim for €565 million for indirect taxes in Brazil, that has been determined in Unilever’s favour in a prior judicial review but will now be heard in a higher court in Q4 2016. We continue to believe that our case is strong.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

FINANCIAL POSITION

There has been no material change to Unilever’s financial position since the published 2016 Interim financial statements.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We believe this information, along with comparable GAAP measurements, is useful to investors and our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. The non-GAAP measures used in this announcement are underlying sales growth and underlying volume growth. The reconciliation of these measures to changes in the GAAP measure turnover is provided on page 5. Please refer to page 38 and 39 of our 2015 Annual Report and Accounts for definitions of non-GAAP measures and explanations of their relevance.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q3 2016 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share:	€ 0.3201
Per Unilever PLC ordinary share:	£ 0.2890
Per Unilever N.V. New York share:	US$ 0.3546
Per Unilever PLC American Depositary Receipt:	US$ 0.3546

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 11 October 2016.

US dollar cheques for the quarterly interim dividend will be mailed on 7 December 2016 to holders of record at the close of business on 28 October 2016. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2016 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q3 2016	13 October 2016	26 October 2016	27 October 2016	28 October 2016	7 December 2016

SEGMENT INFORMATION - CATEGORIES

(unaudited)

Third Quarter	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2015	5,065	3,066	2,520	2,745	13,396
2016	5,110	2,980	2,486	2,804	13,380
Change (%)	0.9	(2.8)	(1.3)	2.2	(0.1)
Impact of:
Exchange rates (%)	(2.8)	(4.2)	(4.7)	(2.5)	(3.4)
Acquisitions (%)	1.0	-	-	0.4	0.5
Disposals (%)	(0.4)	(0.3)	(0.4)	(0.1)	(0.3)

Underlying sales growth (%)	3.1	1.7	3.9	4.5	3.2
Price (%)	3.3	3.2	5.1	3.2	3.6
Volume (%)	(0.2)	(1.4)	(1.2)	1.3	(0.4)

Nine Months	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2015	14,953	9,507	7,671	8,257	40,388
2016	14,932	9,148	7,436	8,147	39,663
Change (%)	(0.1)	(3.8)	(3.1)	(1.3)	(1.8)
Impact of:
Exchange rates (%)	(6.2)	(5.5)	(8.1)	(5.5)	(6.2)
Acquisitions (%)	1.8	-	-	0.3	0.7
Disposals (%)	(0.3)	(0.3)	(0.1)	(0.1)	(0.2)

Underlying sales growth (%)	4.8	2.1	5.6	4.2	4.2
Price (%)	2.5	3.0	4.0	2.3	2.8
Volume (%)	2.3	(0.8)	1.5	1.9	1.3

SEGMENT INFORMATION - GEOGRAPHICAL AREA

(unaudited)

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2015	5,562	4,267	3,569	13,396
2016	5,616	4,346	3,418	13,380
Change (%)	1.0	1.9	(4.2)	(0.1)
Impact of:
Exchange rates (%)	(2.5)	(4.3)	(3.6)	(3.4)
Acquisitions (%)	0.1	0.9	0.5	0.5
Disposals (%)	(0.4)	(0.4)	-	(0.3)

Underlying sales growth (%)	3.9	5.8	(1.1)	3.2
Price (%)	3.3	8.0	(1.1)	3.6
Volume (%)	0.6	(2.0)	-	(0.4)

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2015	17,011	13,036	10,342	40,388
2016	16,898	12,624	10,141	39,663
Change (%)	(0.7)	(3.2)	(1.9)	(1.8)
Impact of:
Exchange rates (%)	(5.3)	(10.4)	(2.3)	(6.2)
Acquisitions (%)	0.2	1.5	0.8	0.7
Disposals (%)	(0.3)	(0.3)	(0.1)	(0.2)

Underlying sales growth (%)	5.0	6.9	(0.3)	4.2
Price (%)	2.0	7.5	(1.5)	2.8
Volume (%)	2.9	(0.6)	1.2	1.3

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and failure to comply with laws and regulations, including tax laws. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

ENQUIRIES

Media: Media Relations Team	Investors: Investor Relations Team
UKororNLor+44 73 4206 8784+44 79 0110 3950+44 78 2504 9151+32 49 4604 906+31 10 217 4844merlin.koene@unilever.comwilliam.davies@unilever.comlouise.phillips@unilever.com freek.bracke@unilever.comels-de.bruin@unilever.com
	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp